UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 17, 2014

UBS AG

UBS Group AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the joint media release of UBS Group AG and UBS AG which appears immediately following this page.

Changes to the UBS Board of Directors

Zurich/Basel | 17 Dec 2014, 06:45 | Price Sensitive Information | Media Releases | Media Releases Global | Media Releases Americas | Media Releases APAC | Media Releases EMEA | Media Releases Switzerland | UBS News | Investor Releases

Jes Staley to be nominated for election to the UBS Board of Directors at the forthcoming Annual General Meeting.

Zurich/Basel, 17 December 2014 – The UBS Board of Directors announced today that it will nominate Jes Staley for election to the Board at the Annual General Meeting of Shareholders on 7 May 2015. If elected, Jes Staley is expected to be nominated to become a member of the Risk Committee.

Jes Staley has been a Managing Partner at BlueMountain Capital Management LLC since February 2013. Prior to this, he held various senior executive positions at JPMorgan Chase & Co., including CEO Investment Bank, CEO Asset Management and Head of Private Banking. He began his banking career at Morgan Guaranty Trust Co. of New York in 1979 after graduating from Bowdoin College with a degree in economics.

Jes Staley was born on 27 December 1956 in Boston, Massachusetts. He is married with two daughters.

UBS Chairman Axel Weber commented: “On behalf of the Board of Directors, I am very pleased to announce the nomination of Jes Staley for election to the Board. His professional expertise gained from three decades of working in several top leadership functions in global banking make him ideally suited to strengthen the Board of UBS. Subject to his election, we are convinced Jes will bring invaluable skills, experience and insights to the firm.”

In addition to his position at BlueMountain Capital, Jes Staley serves on the Board of Directors of the Robin Hood Foundation, Code Advisors, the Board of Trustees of Bowdoin College, the Investor Advisory Committee on Financial Markets of the Federal Reserve Bank of New York and is a member of the Council on Foreign Relations.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-200212) and into each prospectus outstanding thereunder, (2) the registration statements of UBS Group AG on Form F-4 (Registration Number 333-199011) and Form S-8 (Registration Numbers 333-200634, 333-200635, 333-200641 and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: December 17, 2014